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                                                                     Exhibit 8.1

                                                November 7, 1997


       Price Communications Wireless, Inc
       45 Rockefeller Plaza
       New York, NY 10020

       Ladies and Gentlemen:

                  We have acted as special tax counsel for you in connection with the issuance of your $175,000,000 aggregate principal amount
        11 3/4% Senior Subordinated Exchange Notes due 2007 (the "Notes"). You have requested our opinion with respect to the federal income tax consequences of the Merger to the Initial Holders. Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the prospectus relating to the Notes (the "Prospectus").

                  There is no authority with respect to a transaction closely comparable to the issuance of the Notes in anticipation of a merger of the obligor into an unrelated entity pursuant to an acquisition agreement between the obligor's indirect parent and such entity. Accordingly, due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described below. However, in our opinion, a Note at the issuance should, for federal income tax purposes, be characterized as an investment unit consisting of the following two components: (i) a contract (the "Forward Contract") that obligates the holder of the Note to purchase, and the Company to sell, for an amount equal to the principal amount of the Note, a debt instrument of the Company (with terms and conditions that are specified in the Prospectus) upon the consummation of the Merger, and (ii) a loan to the Company which bears semi-annual interest at a rate of 11 3/4% per annum and will mature at the earlier of the consummation of the Merger or December 31, 1997. Under this characterization, upon the Merger an Initial Holder (i) would not have recognized gain or loss, and (ii) would have a tax basis equal to the principal amount of the Notes and a holding period that commenced on the date of the Merger.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes.


                                                Very truly yours,


                                                /s/ Davis Polk & Wardwell